P  R  E  S  S      R  E  L  E  A  S  E

                              FOR IMMEDIATE RELEASE



                PIZZA INN ANNOUNCES 4TH QUARTER FINANCIAL RESULTS


THE COLONY, TEXAS -SEPTEMBER 4, 2003- PIZZA INN, INC. (NASDAQ:PZZI) today reported net income for its fourth quarter ended June 29 of $522,000 or 5 cents a share, compared to a net loss of $498,000, or 5 cents a share a year ago, on revenues of $14.1 million versus $18.1 million in the previous year. The net loss for the quarter ended June 30, 2002 was primarily attributable to a pretax charge of approximately $1.9 million to reserve for the possible nonpayment for a note receivable owed to the Company from the Company's former Chief Executive Officer. The Company received payment in full for the note receivable in December 2002. The fourth quarter ended June 30, 2002 included 14 weeks versus 13 weeks for the same quarter this year.

For fiscal year 2003, earnings per share were 31 cents versus 11 cents last year. Net income was $3,093,000 compared to $1,137,000 on revenues of $58.8 million versus $66.6 million last year. Revenues consist of gross sales of Norco, the Company's food and equipment division, franchise fees, and royalties. Comparable chainwide same store sales finished down 5.7% for the year. Net income for the year ended June 29, 2003 includes a pretax gain of approximately $1.9 million for the recovery of the note receivable described above. Fiscal
2002  included  53  weeks  versus  52  weeks  in  fiscal  2003.


                      P R  E  S  S      R  E  L  E  A  S  E


Pizza  Inn,  Inc.                        For  more  information  contact:
3551  Plano  Parkway                     Ronald  W.  Parker
The  Colony,  TX  75056               President  and  Chief  Executive  Officer
(469)  384-5000


For  more  information  about  the  company, visit Pizza Inn at www.pizzainn.com
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                                 PIZZA INN, INC.
               (In thousands, except share and per share amounts)




4TH QUARTER
-------------------------------------

                                           June 29,     June 30,
                                              2003         2002
                                       -----------  ------------
Revenue . . . . . . . . . . . . . . .  $    14,059  $    18,061

Income (loss) before taxes. . . . . .  $       747        ($755)

Net Income (Loss) . . . . . . . . . .  $       522        ($498)

Diluted earnings (loss) per share . .  $      0.05       ($0.05)

Basic earnings (loss) per share . . .  $      0.05       ($0.05)

Weighted average shares outstanding:
   Diluted. . . . . . . . . . . . . .   10,060,528   10,058,094
   Basic. . . . . . . . . . . . . . .   10,058,674   10,058,094




TWELVE MONTHS
-------------------------------------

                                          June 29,.. .  June 30,
                                              2003         2002
                                       -----------  ------------
Revenue . . . . . . . . . . . . . . .  $    58,782  $    66,642

Income before taxes . . . . . . . . .  $     4,643  $     1,723

Net Income. . . . . . . . . . . . . .  $     3,093  $     1,137

Diluted earnings per share. . . . . .  $      0.31  $      0.11

Basic earnings per share. . . . . . .  $      0.31  $      0.11

Weighted average shares outstanding:
   Diluted. . . . . . . . . . . . . .   10,060,729   10,095,085
   Basic. . . . . . . . . . . . . . .   10,058,475   10,091,817


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